Exhibit 12

John Deere Capital Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (thousands of dollars)

	Six Months Ended April 30,		For the Years Ended October 31,

	2003	2002	2002	2001	2000	1999	1998

Earnings:
Income before income taxes and changes in accounting	$199,025	$184,354	$370,972	$245,662	$216,712	$235,760	$233,534
Fixed charges	184,829	188,374	382,547	459,348	447,169	366,102	373,237

Total earnings	$383,854	$372,728	$753,519	$705,010	$663,881	$601,862	$606,771

Fixed charges:
Interest expense	$181,354	$185,987	$374,883	$452,032	$440,220	$360,925	$368,381
Rent Expense	3,475	2,387	7,664	7,316	6,949	5,177	4,856

Total fixed charges	$184,829	$188,374	$382,547	$459,348	$447,169	$366,102	$373,237

Ratio of earnings to fixed charges*	2.08	1.98	1.97	1.53	1.48	1.64	1.63

"Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases that is deemed to be representative of the interest factor and rental expense under operating leases.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.